Exhibit 99.1

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of July 31, 2017

The principal balances and results accumulated for the period ending July 2017 (Amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	1,357,853
Interbank loans, net	346,008
Loans and accounts receivables from customers, net	26,267,525
Total investments	2,641,140
Financial derivative contracts	2,183,734
Other asset items	2,208,724
Total assets	35,004,984

Principal liabilities	Ch$ million
Deposits and other demand liabilities	7,127,797
Time deposits and other time liabilities	12,221,723
Financial derivative contracts	1,996,570
Issued debt instruments	7,077,157
Other liabilities items	3,644,531
Total equity	2,937,206
Total liabilities	35,004,984

Equity attributable to:
Equity holders of the Bank	2,906,991
Non-controlling interest	30,215

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	761,355
Net fee and commission income	167,060
Result from financial operations	97,588
Total operating income	1,026,003
Provision for loan losses	(175,776)
Support expenses	(401,936)
Other results	(29,207)
Income before tax	419,084
Income tax expense	(81,325)
Net income for the period	337,759

Attributable to:
Equity holders of the Bank	336,695
Non-controlling interest	1,064

FELIPE CONTRERAS FAJARDO	CLAUDIO MELANDRI HINOJOSA
Chief Accounting Officer	Chief Executive Officer

BANCO SANTANDER CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de julio de 2017

A continuación se presentan los principals saldos de balance y principals resultados acumulados por el periodo de cierre de mes de Julio de 2017 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.357.853
Adeudado por Bancos	346.008
Créditos a Clientes Totales	26.267.525
Inversiones Totales	2.641.140
Contratos de derivados financieros	2.183.734
Otros rubros del activo	2.208.724
Total Activos	35.004.984

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	7.127.797
Depósitos y otras captaciones a plazo	12.221.723
Contratos de derivados financieros	1.996.570
Instrumentos de deuda emitidos	7.077.157
Otros rubros del Pasivo	3.644.531
Total Patrimonio	2.937.206
Total Pasivos	35.004.984

Patrimonio atribuible a:
Tenenedores patrimoniales del Banco	2.906.991
Interés no controlador	30.215

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	761.355
Ingreso neto de comisiones	167.060
Resultado de operaciones financieras	97.588
Total Ingresos operacionales	1.026.003
Provisiones por riesgo de crédito	(175.776)
Gastos de apoyo	(401.936)
Otros resultados	(29.207)
Resultado antes de impuesto	419.084
Impuesto a la renta	(81.325)
Utilidad consolidada del periodo	337.759

Resultado atribuible a:
Tenenedores patrimoniales del Banco	336.695
Interés no controlador	1.064

FELIPE CONTRERAS FAJARDO	CLAUDIO MELAIMDRI HINOJOSA
Gerente de Contabilidad	Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence.